SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

SCHEDULE 13D
Under the Securities Exchange Act of 1934
Amendment No. 5

ZI CORPORATION
(Name of Issuer)

COMMON STOCK, NO PAR VALUE
(Title of Class of Securities)

988918108
(CUSIP Number)

Marty Steinberg, Esq., as the Receiver for
Lancer Management Group II, LLC, general partner of
Lancer Partners, LP, Lancer Offshore, Inc.,
LSPV, LLC, and Omnifund, Ltd. and as the person
in control of Lancer Partners, LP.
c/o David E. Wells, Esq.
Hunton & Williams, LLP,
1111 Brickell Avenue,
Suite 2500
Miami, Florida 33131
Telephone No.: (305) 810-2591
(Name, Address and Telephone Number of Person Authorized to
Receive Notices and Communications)

February 22, 2007
(Date of Event Which Requires Filing of This Statement)

If the filing person has previously filed a statement
on Schedule 13G to report the acquisition that is the
subject of this filing on Schedule 13D, and is filing this
schedule because of Rule 13d-1(e), 13d-1(f) or
or 13d-1(g), check the following box ☐.

1.
NAMES OF REPORTING PERSONS
I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY)
Marty Steinberg, as the Receiver of Lancer Management Group II, LLC, general partner of Lancer Partners, LP, Lancer Offshore, Inc., LSPV, LLC., and Omnifund, Ltd. and as the person in control of Lancer Partners, LP

2.	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP	(a) ☐ (b) ☒
3.	SEC USE ONLY
4.	SOURCE OF FUNDS OO
5.	CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) or 2(e)	☐
6.	CITIZENSHIP OR PLACE OF ORGANIZATION United States of America
	7.	SOLE VOTING POWER 18,718,000 shares of Common Stock*
NUMBER OF SHARES BENEFICIALLY	8.	SHARED VOTING POWER -0-
OWNED BY EACH REPORTING PERSON WITH	9.	SOLE DISPOSITIVE POWER 18,718,000 shares of Common Stock*
	10.	SHARED DISPOSITIVE POWER -0-
11.	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 18,718,000 shares of Common Stock*
12.	CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES	☐
13.	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 40.4% of Common Stock*
14.	TYPE OF REPORTING PERSON IN

*Due to the incompleteness and potential inaccuracy of the books and records available to the Reporting Person (defined below), the Reporting Person expressly disclaims knowledge as to the completeness and the accuracy of the information contained in the Schedule 13D and this Amendment. The Reporting Person is still in the process of exploring whether the Reporting Entities (defined below), any of the Lancer Entities (defined below) or any other brokers or nominees are holding additional shares of Common Stock (defined below), with respect to which the Reporting Person may be deemed the beneficial owner. Similarly, the Reporting Person is still in the process of determining whether the Reporting Entities or any of the Lancer Entities have entered into any type of agreement, contract, trust or other arrangement pursuant to which the Reporting Person may be deemed the beneficial owner of more or fewer shares of Common Stock than indicated herein. The filing of the Schedule 13D and this Amendment shall not be construed as an admission that the Reporting Person or any of the Reporting Entities is, for the purposes of Section 13(d) or 13(g) of the Securities Exchange Act of 1934, as amended, the beneficial owner of any securities covered by the Schedule 13D and this Amendment.

CUSIP No. 988918108	13D	Page 3 of 9 Pages

This Amendment No. 5 (this “Amendment”) to the Schedule 13D filed on December 2, 2003 (the “Schedule 13D”) by Marty Steinberg, as the Receiver of Lancer Management Group II, LLC (”LMG”), a Connecticut limited partnership (“LMG II”), Lancer Offshore, Inc., a British Virgin Islands international business company (“Lancer Offshore”), Omnifund, Ltd., a British Virgin Islands international business company (“Omnifund”) and LSPV, LLC, a Delaware limited liability company (“LSPV-LLC”) and as the person in control of Lancer Partners, LP, a Connecticut limited partnership (“Lancer Partners”) (Marty Steinberg is sometimes referred to herein as the “Reporting Person”) (LMG II, Lancer Offshore, Omnifund, LSPV-LLC and Lancer Partners are sometimes collectively referred to herein as the “Reporting Entities”) relates to shares of common stock, no par value (the “Common Stock”) of Zi Corporation, a corporation organized under the laws of Alberta, Canada (the “Issuer”). Marty Steinberg is also the court-appointed receiver of Lancer Management Group, LLC (“LMG”), LSPV, Inc., a British Virgin Islands international business company (“LSPV-INC”), G.H. Associates, LLC, a New York limited liability company (“G.H. Associates”) and Alpha Omega Group, Inc., a Delaware corporation (“Alpha Omega”). The Reporting Entities and LMG, LSPV-INC, G.H. Associates and Alpha Omega are sometimes collectively referred to herein as the “Lancer Entities”)

Item 1. Security and Issuer.

The class of equity securities to which the Schedule 13D and this Amendment relate is the Common Stock of the Issuer. The principal executive offices of the Issuer are located at 500-4th Ave. S.W., Suite 300, Calgary, AB T2P 2V6, Canada.

Item 2. Identity and Background.

(a)-(c) and (f)

The Reporting Person filing the Schedule 13D and this Amendment is:

As of July 10, 2003, Marty Steinberg was appointed the Receiver of LMG, LMG II, Lancer Offshore, Omnifund, LSPV-LL, and LSPV-INC pursuant to an Order Appointing Receiver entered by the United States District Court for the Southern District of Florida (the “District Court”) in the action styled Securities Exchange Commission v. Michael Lauer, et al., Case No. 03-80612-CIV-ZLOCH (the “District Court Order”). By virtue of his status as the Receiver of LMG II, the general partner of Lancer Partners, the Receiver was designated the person in control of Lancer Partners on July 25, 2003 by order of the United States Bankruptcy Court for the District of Connecticut Bridgeport Division in an action styled In Re: Lancer Partners, Limited Partnership, Case No. 03-50492 (the “Bankruptcy Court Order”). By further order of the District Court dated September 3, 2003, the receivership was expanded to include G.H. Associates and Alpha Omega. Mr. Steinberg is an attorney with the law firm of Hunton & Williams, LLP and his principal business address is 1111 Brickell Avenue, Suite 2500, Miami, Florida 33131. Mr. Steinberg is a U.S. citizen.

As of the date of this report, the Reporting Person has confirmed that all of the securities to which the Schedule 13D and this Amendment relate are held for the pecuniary benefit of the Reporting Entities and that no securities of the Issuer are currently held for the pecuniary benefit of LMG, LSPV-INC, G.H. Associates or Alpha Omega. The following is a description of each of the Reporting Entities:

CUSIP No. 988918108	13D	Page 4 of 9 Pages

LMG II is a Connecticut limited partnership. The stated business purpose of LMG II was to act as general partner of one or more investment limited partnerships or other entities and provide advisory services in connection therewith. The current principal address of LMG II is c/o Marty Steinberg, Receiver, Hunton & Williams, LLP, 1111 Brickell Avenue, Suite 2500, Miami, Florida 33131.

Lancer Offshore is an international business company a corporation organized under the laws of the British Virgin Islands. The stated business purpose of Lancer Offshore was that of a fund that pooled investment funds of its investors for the purpose of investing, trading and dealing in securities traded in the U.S. and elsewhere. The current principal address of Lancer Offshore is c/o Marty Steinberg, Receiver, Hunton & Williams, LLP, 1111 Brickell Avenue, Suite 2500, Miami, Florida 33131.

LSPV-LLC is a Delaware limited liability company. The stated business purpose of LSPV-LLC was that of a special purpose company formed to liquidate the assets of redeeming investors of Lancer Partners by receiving a contribution of assets of Lancer Partners equal to the pro rata share of the redeeming investors in the assets of Lancer Partners. The current principal address of LSPV-LLC is c/o Marty Steinberg, Receiver, Hunton & Williams, LLP, 1111 Brickell Avenue, Suite 2500, Miami, Florida 33131.

Omnifund is an international business company organized under the laws of the British Virgin Islands. The stated business purpose of Omnifund was that of a fund that pooled investment funds of its investors for the purpose of investing, trading and dealing in securities traded in the U.S. and elsewhere. The current principal address of Omnifund is c/o Marty Steinberg, Receiver, Hunton & Williams, LLP, 1111 Brickell Avenue, Suite 2500, Miami, Florida 33131.

Lancer Partners is a limited partnership organized under the laws of the State of Connecticut. The stated business purpose of Lancer Partners was that of a fund that pooled investment funds of its investors for the purpose of investing, trading and dealing in securities traded in the U.S. and elsewhere. The current principal address of Lancer Partners is c/o Marty Steinberg, Party in Control, Hunton & Williams, LLP, 1111 Brickell Avenue, Suite 2500, Miami, Florida 33131.

(d) and (e):

Marty Steinberg has not: (i) been convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors); or (ii) been a party to a civil proceeding of a judicial or administrative body of competent jurisdiction and as a result of such proceedings was or is subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or finding any violations with respect to such laws.

CUSIP No. 988918108	13D	Page 5 of 9 Pages

The Lancer Entities are named as defendants in the action styled Securities Exchange Commission v. Michael Lauer, et al., Case No. 03-80612-CIV. As such, they are subject to a Temporary Restraining Order and Preliminary Injunction, Order Appointing Receiver and Case Management Order, all entered by the District Court prohibiting certain activities subject to federal securities laws in the absence of separate court orders.

Item 3. Source and Amount of Funds or Other Consideration.

See Item 4.

Item 4. Purpose of Transaction.

Pursuant to various District Court orders, the Reporting Person acquired beneficial ownership for the purposes of Section 13(d) of the Securities Exchange Act of 1934 of all of the property, including securities, of Lancer Offshore, LSPV and Omnifund, including the securities to which this Schedule 13D relates. Pursuant to certain Bankruptcy Court orders, the Reporting Person has acquired beneficial ownership for the purposes of Section 13(d) of the Securities Exchange Act of 1934 of all of the property, including securities, of Lancer Partners, including the securities to which this Schedule 13D relates.

The purpose of the appointment of the Reporting Person as Receiver and “person in control” was to administer and/or hold the assets of the Lancer Entities. In the course of the administration of the assets of the Lancer Entities, the Reporting Person has hired an investment manager and has charged its investment manager generally with the task of proposing strategies for maximizing the net present value obtainable from the assets of the Lancer Entities over a five year period. The Reporting Person may from time to time seek to sell or transfer a limited amount of the Common Stock of the Issuer held by the Reporting Entities in the private or public markets based on its evaluation of the business prospects of the Issuer and upon other factors, including but not limited to, general economic and business conditions and stock market conditions.

On February 22, 2007, the Reporting Person, on behalf of the Reporting Entities and certain related entities, the Issuer, Michael Lobsinger and Quarry Bay Investments, Inc., entered into an agreement (the “Settlement Agreement”) to settle any and all outstanding claims between the parties.

The effectiveness of the Settlement Agreement is conditional upon (i) the Reporting Person securing court orders from each of the United States District Court for the Southern District of Florida and the United States Bankruptcy Court for the Southern District of Florida, authorizing the Receiver to executed the Settlement Agreement on behalf of the Reporting Entities and the related entities within sixty (60) days of the signing of the Settlement Agreement; and (ii) within sixty days of the receipt of such court orders, the parties securing from the ASC an acknowledgement that the ASC will dismiss, terminate or discontinue with prejudice the proceedings commenced by the Issuer before the ASC, styled Zi Corporation v. Marty Steinberg et al., Docket E/03084, over which it has jurisdiction. The “Effective Date” of the Settlement Agreement must run within 120 days of the date of execution of the Settlement Agreement. As of the effective date of the Settlement Agreement, the Issuer and all other parties to the Settlement Agreement acknowledge that the Responsible Person has the power and authority to exercise, on behalf of the Reporting Entities and their related entities, all rights and privileges with respect to all of the shares in Issuer held by the Responsible Person, and that the Reporting Entities and their related entities have the full power to exercise all rights and privileges with respect to shares of the Issuer held by or for the benefit of the Reporting Entities and their related entities.

CUSIP No. 988918108	13D	Page 6 of 9 Pages

Pursuant to the Settlement Agreement, the Issuer, the Responsible Person and Michael Lobsinger have also agreed on a process for nominating the directors to be elected at the 2007 Annual General Meeting of the Issuer. The process agreed upon by the parties includes the following:

•	that not less than five and not more than six directors will be proposed for election at the 2007 annual general meeting;

•
that parties will cause the board of directors to solicit proxies of the shareholder of Issuers as follows: (i) to elect two persons to the board of directors designated by the Responsible Person (currently designated in the Settlement Agreement as Donald Moore and Robert Stefanski); (ii) to elect two persons to the board of directors designated by Mr. Lobsinger (currently designated in the Settlement Agreement as Richard Tingle and Donald Hyde); and (iii) to elect Milos Djokovic and an additional board member, if applicable, or if Mr. Djokovic is no longer the Chief Executive Officer of the Issuer, the board of directors shall solicit proxies of the shareholders to elect their replacements. Notwithstanding these designations for the purposes of the Settlement Agreement, each of these directors will continue to act as independent directors;

•
the rights of each of the Responsible Persona and Mr. Lobsinger to designate two persons as director nominees for election at the 2007 annual general meeting will continue through the nominations for the 2008 annual general meeting; provided, however, that these nomination rights could end earlier if share ownership positions of the Responsible Person or Mr. Lobsinger fall below ten and five percent, respectively;

•
Mr. Lobsinger will resign as a director of the Issuer and all of its subsidiaries on the Effective Date, but will remain as a consultant of the Issuer until December 31, 2007, although he has agreed to provide such services without significant remuneration; and

•
if at any time the board of directors of the Issuer deems it helpful or necessary to add one additional member to the board of directors, then the board of directors may do so by an act of the board of directors.

After the 2008 annual general meeting, the Responsible Person will continue to have the right to designate a director nominee pursuant to an agreement (the “Appointment Agreement”) with the Issuer dated July 15, 2004. Pursuant to the Appointment Agreement, the Issuer provided the Reporting Entities with the collective right to nominate from time to time one person for election or appointment to the Board of Directors until such time as the aggregate holdings of the Reporting Entities cease to be at least 20% of the total issued and outstanding shares of Common Stock of the Issuer.

CUSIP No. 988918108	13D	Page 7 of 9 Pages

Item 5. Interest in Securities of the Issuer.

(a) Upon information and belief, the aggregate number and percentage of shares of the Common Stock to which this Amendment relates is 18,718,000 shares which, upon further information and belief, represents approximately 40.4% of 46,272,568, the total number of shares of the Common Stock issued and outstanding as of September 30, 2006 according to the Company’s Form 6-K filed on that date.

Due to the incompleteness and potential inaccuracy of the books and records available to the Reporting Person, the Reporting Person expressly disclaims knowledge as to the completeness and the accuracy of the information contained in the Schedule 13D and this Amendment. The Reporting Person is still in the process of exploring whether the Reporting Entities, any of the Lancer Entities or any other brokers or nominees are holding additional shares of Common Stock, with respect to which the Reporting Person may be deemed the beneficial owner. Similarly, the Reporting Person is still in the process of determining whether the Reporting Entities or any of the Lancer Entities have entered into any type of agreement, contract, trust or other arrangement pursuant to which the Reporting Person may be deemed the beneficial owner of more or fewer shares of Common Stock than indicated herein. The filing of the Schedule 13D and this Amendment shall not be construed as an admission that the Reporting Person or any of the Reporting Entities is, for the purposes of Section 13(d) or 13(g) of the Securities Exchange Act of 1934, as amended, the beneficial owner of any securities covered by this Schedule 13D.

(b) The Reporting Person is the sole person with voting and dispositive power with regard to the 18,718,000 shares of Common Stock of the Issuer described in this Schedule 13D.

(c) Not applicable.

(d) Not applicable.

(e) Not applicable.

Item 6. Contracts, Arrangements, Understandings or Relationships With Respect to Securities of the Issuer.

Reference  is made to the  disclosure set forth  under  Item 4 of this Scheduled 13D, which disclosure is incorporated herein by reference.

Pursuant to the Settlement Agreement, each of the Responsible Person and Mr. Lobsinger has agreed, upon the request of a placement agent, to execute a lockup agreement, in connection with certain “Qualified Offerings.” The covenant of each of the Receiver and Mr. Lobsinger to execute a lockup agreement is operative for six months immediately following the Effective Date.

CUSIP No. 988918108	13D	Page 8 of 9 Pages

Pursuant to their respective lockup agreements, each of the Responsible Person and Mr. Lobsinger will agree not to sell, make any short sale or loan, grant any option for the purchase of, or otherwise dispose of any shares or derivative securities of the Issuer without the prior written consent of the Placement Agent, form the closing of the Qualified Offering and through the date that is six months thereafter. Any lockup agreement for the Responsible Person or Mr. Lobsinger cannot be any more onerous or longer than a lockup signed by the other party. In addition, the Responsible Person’s lockup agreement must allow the Responsible Person to make an in kind distribution of the Issuer’s common stock to any investor in the Reporting Entities or their related entities provided that such investors agree to hold such shares subject to terms and conditions comparable to the Responsible Person’s lockup.

Except as set forth above and in Item 4 hereof, there are no contracts, arrangements, understandings or relationships (legal or otherwise) between the Reporting Person and any person, with respect to any securities of the Issuer, including, but not limited to, transfer or voting of any of the securities of the Issuer, finder’s fees, joint ventures, loan or option arrangements, puts or calls, guarantees of profits, division of profits or loss or the giving or withholding of proxies.

Except as set forth above and in Item 4 hereof, to the Reporting Person’s knowledge and belief, there are no contracts, arrangements, understandings or relationships (legal or otherwise) among the Reporting Entities and any person, with respect to any securities of the Issuer, including, but not limited to, transfer or voting of any of the securities of the Issuer, finder’s fees, joint ventures, loan or option arrangements, puts or calls, guarantees of profits, division of profits or loss or the giving or withholding of proxies. As set forth in Item 5 above, the Reporting Person is still in the process of determining whether the Reporting Entities or any of the Lancer Entities have entered into any type of agreement, contract, trust or other arrangement pursuant to which the Reporting Person may be deemed the beneficial owner of more or fewer shares of Common Stock than indicated herein.

Item 7. Material to be Filed as Exhibits.

Settlement Agreement, dated 22nd of February, 2007, by and among Zi Corporation, Quarry Bay Investments Inc., Michael Lobsinger, and Marty Steinberg, solely in his capacity as Court appointed Receiver of Lancer Management Group LLC, Lancer Management Group II LLC, Lancer Offshore Inc., Omnifund Ltd., LSPV Inc., LSPV LLC, CLR Associates, LLC, G.H. Associates LLC, and Alpha Omega Group Inc. and responsible person for Lancer Partners, L.P.

CUSIP No. 988918108	13D	Page 9 of 9 Pages

SIGNATURE

After reasonable inquiry and to the best of his knowledge and belief, the undersigned certifies that the information set forth in this statement is true, complete and correct.

Date: February 26, 2007.	/s/ Marty Steinberg

Marty Steinberg, as Receiver of Lancer Management Group II, LLC, general partner of Lancer Partners, LP, Lancer Offshore, Inc., LSPV, LLC and Omnifund, Ltd. and as the person in control of Lancer Partners, LP.